kls 3/4

SECU 11017486 ISSION

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SEC FILE NUMBER
8- 22173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12-31- ~~1/01~~/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASKAR CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8101 34TH AVENUE SOUTH, SUITE 300
(No. and Street)

BLOOMINGTON (City) MN (State) 55425 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMMUND D. SKAAR 952-854-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & COMPANY
(Name – *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE SUITE 135 (Address) BURNSVILLE (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, OMMUND D. SKAAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASKAR CORP., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Rebecca A. Horgan
Notary Public
Minnesota
My Commission Expires January 31, 2014

Signature

VICE PRESIDENT
Title

Rebecca A Horgan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the accompanying balance sheets of Askar Corp., as of December 31, 2010 and 2009, and the related statements of operations, retained earnings and cash flows for the years then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Askar Corp., as of December 31, 2010 and 2009, and the results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Boyer & Company

January 17, 2011

ASKAR CORP.

BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 23,813	$ 242,715
Savings Certificates and Marketable Securities	169,073	220,966
Commissions Receivable from Investment Funds	180,773	250,524
Accounts Receivable	10,936	
Intercompany Receivable	-	60,124
Prepaid Expenses	9,347	7,616
Total Current Assets	393,942	781,945
TOTAL ASSETS	$ 393,942	$ 781,945

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Intercompany Payable	$ 4,526	$ -
Accured Liabilities	45,000	$ 58,000
Reserve for Claims	-	$ 99,500
Commissions Payable	179,166	388,757
Total Current Liabilities	228,692	546,257
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares	6,260	6,260
Paid in Capital	90	90
Retained Earnings	151,808	214,577
Accumulated Other Comprehensive Income	7,092	14,761
Total Stockholders' Equity	165,250	235,688
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 393,942	$ 781,945

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commission Income	$ 4,300,510	$ 6,297,332
Other	290,209	325,836
Total Income	4,590,719	6,623,168
EXPENSES		
Commissions to Sales Representatives	2,979,996	4,868,980
Management Fee	1,196,800	1,272,974
Advertising	-	5,200
Clearing Fees and Minimums	115,756	123,065
Licensing and Registration	31,201	44,657
Office Supplies and Expenses	100,825	97,819
Insurance	78,157	73,771
Membership Dues and Subscriptions	15,459	11,303
Miscellaneous Expenses	31,976	8,160
Bad Debts	986	2,534
Professional Fees	57,332	90,821
Reserve for Claims	45,000	99,500
Total Expenses	4,653,488	6,698,784
NET INCOME (LOSS)	$ (62,769)	$ (75,616)

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock			
	2010		2009	
	Number	Amount	Number	Amount
Balance - Beginning of Year	626	$ 6,260	626	$ 6,260
Balance - End of Year	626	$ 6,260	626	$ 6,260

	Paid in Capital	
	2010	2009
Balance - Beginning of Year	$ 90	$ 90
Balance - End of Year	$ 90	$ 90

	Retained Earnings	
	2010	2009
Balance - Beginning of Year	$ 214,577	$ 290,193
Net Income (Loss)	(62,769)	(75,616)
Balance - End of Year	$ 151,808	$ 214,577

	Accumulated Other Comprehensive Income (Loss)	
	2010	2009
Balance - Beginning of Year	$ 14,761	$ 570
Unrealized Gain (Loss) on Securities	(7,669)	14,191
Balance - End of Year	$ 7,092	$ 14,761

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(62,769)	$ (75,616)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Gain (Loss) on Investments	(7,669)	14,191
(Increase) Decrease in:		
Commissions Receivable	69,751	42,236
Savings Certificates and Marketable Securities	51,893	69,260
Prepaid Expenses	(1,731)	(1,491)
Other Receivables	49,188	(60,124)
Increase (Decrease) In:		
Accounts Payable	4,526	(1,246)
Commissions Payable	(209,591)	59,626
Accured Liabilities	(112,500)	157,500
Net Cash Provided (Used) by Operating Activities	(218,902)	204,336
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided (Used) by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by Financing Activities	-	-
NET CHANGE IN CASH	(218,902)	204,336
CASH, Beginning of Year	242,715	38,379
CASH, End of Year	$ 23,813	$ 242,715

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Askar Corp. (Askar) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2010, the Company is a registered broker-dealer in 50 states. Askar Corp's home office is in Bloomington, Minnesota.

The majority of Askar's commission revenue is earned from mutual fund and variable annuity investments executed on behalf of its customers. Askar also earns commissions on various life insurance products, annuity contracts, universal and variable life insurance policies, and securities transactions.

Commissions Receivable – Commissions receivable primarily represent accruals for amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write-off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2010 and 2009.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they are incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

Revenue Recognition – Commission revenue and related expense for mutual funds, variable annuity contracts, and securities transactions are recorded on a trade-date basis.

Income Taxes - The Company files consolidated income tax returns with Askar Holding Company. Effective January 1, 2005 Askar Holding Company elected S-Corporation filing status. Askar Holding Company also elected to treat Askar Corporation as a Qualified S-Corporation Subsidiary. This election causes all items of income and expense to flow through to the owners of the Company. Management is of the view that there are no significant tax positions that may be challenged.

Subsequent Events

Date of Management Evaluation – Management has evaluated subsequent events through January 17, 2011, the date which the financial statements were available to be issued.

Claims – Subsequent to December 31, 2010 Askar Corporation was served with a substantial claim by the bankruptcy Trustee of DBSI. The estimated claim is approximately $580,000. If the claim has any merit Askar corporation would have a corresponding claim of approximately $460,000 against its sales representatives to whom payment were made.

NOTE 2 - FORMATION OF HOLDING COMPANY/MANAGEMENT FEE

In January 2000, all of the outstanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing financial, legal, compliance, operations and accounting expertise, public relations, data processing, office space, purchasing and sale of services. $1,196,800 and $1,272,974 of Management Fees was paid for such services for the years ended December 31, 2010 and 2009, respectively.

NOTE 3 - STATEMENTS OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:	2010	2009
Cash Paid During the Year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectability. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

NOTE 5 – RESERVE FOR CLAIMS

The reserve for claims represents the estimated amount that may be payable on claims filed against the company and the related regulatory costs. The claims may be going to arbitration and the company feels that it has a good chance at prevailing. The reserve is set up to mitigate attorney fees, regulatory costs, and expenses that may accrue.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2010 and 2009, and the related statements of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated January 17, 2011. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

January 17, 2011

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010 AND 2009

	2010	2009
STOCKHOLDERS' EQUITY at End of Year	$ 165,250	$ 235,688
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	165,250	235,688
DEDUCTIONS:		
Unallowable Assets:		
Securities Not Readily Marketable	-	-
Prepaid Expenses	9,347	7,616
Nonliquid Receivables, Net of Commission Payable	50,538	45,789
Inter Company Receivable	-	60,124
Total	59,885	113,529
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	105,365	122,159
HAIRCUTS ON SECURITIES	8,432	13,428
NET CAPITAL at End of Year	96,933	108,731
Required Capital	15,246	36,417
Excess Capital	$ 81,687	$ 72,314

See accountant's report on supplemental information.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010 AND 2009

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2010 AND 2009

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2010 AND 2009

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See accountant's report on supplemental information.

ASKAR CORP.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2010
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

	Balance Per Focus Report on December 31, 2010		Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2010
Total Assets	$ 393,941	(a)	$ 1		$ 393,942
Less: Total Liabilities	228,691		-	1	228,692
Net Worth	165,250		1	1	165,250
Less: Non-Allowable Assets	59,885				59,885
Tentative Net Capital	105,365		(1)	(1)	105,365
Less: Securities Haircuts	8,432		-	-	8,432
Net Capital	$ 96,933		$ (1)	$ (1)	$ 96,933

(a) Rounding

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2010 and 2009 and have issued our report thereon dated January 17, 2011. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2010 and 2009, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your Company. We recognize that your Company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be and should not be used by anyone other than these specified parties.

January 17, 2011

Boyer & Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Askar Corp. for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compare listed payments with respective cash disbursement records entries;

2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T):

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Askar Corp. taken as a whole.

Boyer & Company

January 17, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022173 FINRA DEC
ASKAR CORP 18*18
8101 34TH AVE S STE 300
BLOOMINGTON MN 55425-1694

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 661

B. Less payment made with SIPC-6 filed (exclude interest) (427)
7/30/2010 $ 150. 12/17/10 $ 277
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 234

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 234

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 234

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Askar Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of January 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,586,811.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,206,633
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	115,756
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	17
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,322,406
2d. SIPC Net Operating Revenues	$ 264,405
2e. General Assessment @ .0025	$ 661.00

(to page 1, line 2.A.)

ASKAR CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY
INFORMATION

TOGETHER WITH AUDITOR'S REPORT
DECEMBER 31, 2010 AND 2009

ASKAR CORP.

CONTENTS